Filed by Countrywide Financial Corporation pursuant to
Rule 425 under the Securities Act of 1933

Subject company: Countrywide Financial Corporation

Commission File No. 333-117322

NEWS

CONTACT:	Investors: (818) 225-3550
David Bigelow or Lisa Riordan
Media: (800) 796-8488

For Immediate Release

COUNTRYWIDE COMMENCES REGISTERED EXCHANGE OFFER
FOR ITS CONVERTIBLE SECURITIES

CALABASAS, CA (August 20, 2004) — Countrywide Financial Corporation (NYSE: CFC) announced today that it has commenced an offer of up to $675 million aggregate principal amount at maturity of its Convertible Securities due in 2031 (the “Exchange Securities”) in exchange for an equal amount of its Liquid Yield Option Notes (LYONs) (the “Original Bonds”).

Countrywide is offering to exchange $1,000 of principal at maturity of the Exchange Securities and a cash payment of $2.50 for each $1,000 of principal amount at maturity of the Original Bonds. Among its features, the Exchange Securities are convertible into a mixture of cash and Countrywide stock, while the Original Bonds were convertible solely into Countrywide stock. The full terms of the exchange offer, a description of the Exchange Securities and the material differences between the Exchange Securities and the Original Bonds and other information relating to Countrywide are set forth in a prospectus dated August 20, 2004 (the “Launch Date”).

The exchange offer will expire twenty business days following the Launch Date, unless extended or terminated. Holders must tender their Original Bonds prior to the expiration date if they wish to participate in the exchange offer. Lehman Brothers is acting as dealer manager and D.F. King & Co., Inc. is the information agent. Copies of the prospectus and the related letter of transmittal may be obtained from The Bank of New York, which is serving as the exchange agent for the exchange offer. The Bank of New York’s address, telephone and facsimile number are as follows:

The Bank of New York
Corporate Trust Operations
Reorganization Unit
101 Barclay Street — Floor 7E
New York, NY 10286
Telephone: 212-815-2742
Fax: 212-298-1915

This announcement is neither an offer to sell nor a solicitation of an offer to buy or exchange the Exchange Securities or the Original Bonds. The exchange offer is made solely by Countrywide’s prospectus dated August 20, 2004, including any supplements thereto.

Founded in 1969, Countrywide Financial Corporation is a member of the S&P 500, Forbes 2000 and Fortune 500. Through its family of companies, Countrywide provides mortgage banking and diversified financial services. Mortgage banking businesses include loan production and loan servicing principally through Countrywide Home Loans, Inc., which originates, purchases, securitizes, sells, and services primarily prime-quality loans. Also included in Countrywide’s mortgage banking segment is the LandSafe group of companies which provide loan closing services. Diversified financial services encompass capital markets, banking, insurance, and global operations, largely through the activities of Countrywide Capital Markets, a mortgage-related investment banker; Countrywide Bank, a division of Treasury Bank, N.A., a bank offering customers depository and home loan products; Balboa Life and Casualty Group, whose companies are national providers of property, liability, and life insurance; Balboa Reinsurance, a captive mortgage reinsurance company; and Global Home Loans, a U.K. mortgage banking joint venture in which Countrywide holds a majority interest. For more information about Countrywide, please visit the Company’s website at www.countrywide.com.

This Press Release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding management’s beliefs, estimates, projections, and assumptions with respect to, among other things, the Company’s future operations, business plans and strategies, as well as industry and market conditions, all of which are subject to change. Actual results and operations for any future period may vary materially from those projected herein and from past results discussed herein. Factors which could cause actual results to differ materially from historical results or those anticipated include, but are not limited to: competitive and general economic conditions in each of our business segments; general economic conditions in the United States and abroad; loss of investment grade rating that may result in an increase in the cost of debt or loss of access to corporate debt markets; reduction in government support of homeownership; the level and volatility of interest rates; interest rate paths; the legal, regulatory and legislative environments in the markets in which the Company operates; and other risks detailed in documents filed by the Company with the Securities and Exchange Commission from time to time. Words like “believe,” “expect,” “anticipate,” “promise,” “plan,” and other expressions or words of similar meanings, as well as future or conditional verbs such as “will,” “would,” “should,” “could,” or “may” are generally intended to identify forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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